UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Stammtisch Investments LLC

9 Federal Street

Easton, Maryland 21601
(410) 770-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,852,405
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,879,973
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,852,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%(1)
14	TYPE OF REPORTING PERSON OO

[1]	Based on 100,423,652 shares of common stock, par value $0.001 per share, of TeraWulf Inc. (the “Issuer”) issued and outstanding as of March 15, 2022 as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on March 16, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,076,559
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 31,592,420
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,076,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(2)
14	TYPE OF REPORTING PERSON IN

[2]	Based on 100,423,652 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of March 15, 2022 as reported in the Prospectus Supplement filed by the Issuer with the Commission on March 16, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayshore Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,180,411
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,180,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%(3)
14	TYPE OF REPORTING PERSON OO

3	Based on 100,423,652 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of March 15, 2022 as reported in the Prospectus filed by the Issuer with the Commission on March 16, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bryan Pascual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,430,411
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,430,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%(4)
14	TYPE OF REPORTING PERSON IN

4	Based on 100,423,652 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of March 15, 2022 as reported in the Prospectus Supplement filed by the Issuer with the Commission on March 16, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,447
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 712,447
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(5)
14	TYPE OF REPORTING PERSON OO

5	Based on 100,423,652 shares of common stock, par value $0.001 per share, of TeraWulf Inc. (the “Issuer”) issued and outstanding as of March 15, 2022 as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on March 16, 2022.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 10

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Original Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Bayshore Capital LLC, a Puerto Rico limited liability company (“Bayshore”), (iv) Mr. Bryan Pascual and (v) Lucky Liefern LLC (“Lucky Liefern”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D. The purpose of this Amendment No. 1 is to add Lucky Liefern as a Reporting Person and to disclose recent transactions identified in Item 3.

Item 2. Identity and Background.

Item 2 is amended to add Lucky Liefern, LLC as a Reporting Person. Item 2 is amended to include the following:

(a)	Lucky Liefern LLC

(b)	The address of Lucky Liefern is 9 Federal Street, Easton, Maryland 21601.

(c)	Lucky Liefern was formed in order to acquire, hold and dispose of various investments, including investments in the Issuer. Mr. Paul B. Prager is the managing member of Lucky Liefern and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by Lucky Liefern. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Paul B. Prager may be deemed to be a beneficial owner of the Common Stock held for the account of Lucky Liefern.

(d)	Lucky Liefern has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Lucky Liefern has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Lucky Liefern is a Delaware LLC.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Between December 21, 2021 and December 23, 2021, Lucky Liefern acquired a total of 66,000 shares of the Common Stock in open market transactions at prevailing market prices. Between March 10, 2022 and March 15, 2022, Lucky Liefern acquired a total of 646,447 shares of Common Stock directly from the Issuer at prevailing market prices. Lucky Liefern used cash on hand to fund these acquisitions.

On March 15, 2022, Bayshore distributed 3,542,021 shares of Common Stock held by Bayshore to certain of its members. Such shares were distributed to such members on a pro rata basis for no additional consideration. As a result of such distribution, Bayshore beneficially owns 14,180,411 shares of Common Stock.

On March 15, 2022, the BJP Revocable Trust dated December 10, 2021 (the “BJP Revocable Trust”), of which Mr. Bryan Pascual is the sole trustee and sole lifetime beneficiary, purchased 2,500 shares of the Issuer’s Series A Convertible Preferred Stock at a price of $1,000 per share directly from the Issuer. Each share of Series A Convertible Preferred Stock is convertible into Common Stock, at a rate of 100 shares per $1,000 of liquidation preference. The BJP Revocable Trust used cash on hand to fund these acquisitions.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 10

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 100,423,652 shares of Common Stock issued and outstanding as of March 15, 2022 as reported in the Prospectus Supplement filed by the Issuer with the Commission on March 16, 2022.

(a) and (b)

(i)	As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 48,852,405 shares of the Common Stock (approximately 48.5% of the Common Stock), 30,879,973 of which it holds directly and 17,972,432 of which it exercises voting authority pursuant to irrevocable voting proxies executed by Bayshore and other holders in favor of Stammtisch. Stammtisch may be deemed to have sole voting power with respect to 48,852,405 shares of the Common Stock and sole dispositive power with respect to 30,879,973 shares of the Common Stock. Stammtisch disclaims beneficial ownership of such shares of the Common Stock, except with respect to 30,879,973 shares of the Common Stock it holds directly.

(ii)	As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 59,076,559 shares of the Common Stock (approximately 58.7% of the Common Stock). Of such 59,076,559 shares of the Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 48,852,405 shares of the Common Stock by virtue of his position as the sole manager and president of Stammtisch, 712,447 shares of the Common Stock by virtue of his position as the managing member of Lucky Liefern, and 9,511,707 shares of the Common Stock owned by various individuals, trusts and limited liability companies by virtue of irrevocable voting proxies executed by such individuals, trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 59,076,559 shares of the Common Stock and sole dispositive power with respect to 31,592,420 shares of the Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of the Common Stock

(iii)	As of the date of this Schedule 13D, Bayshore may be deemed to be the beneficial owner of 14,180,411 shares of the Common Stock (approximately 14.1% of the Common Stock), which it holds directly. Bayshore may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

(iv)	As of the date of this Schedule 13D, Mr. Bryan Pascual may be deemed to be the beneficial owner of 14,430,411 shares of the Common Stock (approximately 14.3% of the Common Stock). Of such 14,430,411 shares of the Common Stock, Mr. Bryan Pascual has a beneficial ownership interest with respect to the 14,180,411 shares of the Common Stock by virtue of the BJP Revocable Trust’s position as the controlling member of Bayshore, and with respect to 250,000 shares of the Common Stock into which the shares of Series A Preferred Stock held by the BJP Revocable Trust are convertible as of March 21, 2022. Mr. Bryan Pascual may be deemed to have sole dispositive power with respect to the 14,430,411 shares of the Common Stock.

(v)	As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 712,447 shares of the Common Stock (approximately 0.8% of the Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 10

(d)        Not applicable.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Further Additional Proxies

On March 15, 2022, in connection with the pro rata distribution by Bayshore of 3,542,021 shares that were subject to the terms of the irrevocable voting proxy previously executed by Bayshore and its members at such time, the former Bayshore members who received those shares executed irrevocable voting proxies (the “Former Bayshore Holder Proxies”) in favor of Stammtisch for a term commencing upon execution and continuing until such time thereafter as Stammtisch and its affiliates no longer beneficially own shares representing at least a majority of the voting power of all outstanding shares of the Issuer’s capital stock. In addition, the holders have agreed to promptly notify Stammtisch of any acquisition and to promptly notify Stammtisch in advance of any contemplated disposition.

On March 15, 2022, in connection with the investment in the Issuer’s Series A Convertible Preferred Stock, Mr. Pascual executed an irrevocable voting proxy on behalf of the BJP Revocable Trust (the “BJP Revocable Trust Proxy” and together with the Former Bayshore Holder Proxies, the “Further Additional Proxies”) in favor of Stammtisch for a term commencing upon execution and continuing until such time thereafter as Stammtisch and its affiliates no longer beneficially own shares representing at least a majority of the voting power of all outstanding shares of the Issuer’s capital stock. In addition, the BJP Revocable Trust agreed to promptly notify Stammtisch of any acquisition and to promptly notify Stammtisch in advance of any contemplated disposition.

References to, and descriptions of, the Further Additional Proxies set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Additional Proxies, which are filed as Exhibits 16 through 21 hereto and are incorporated into this Item 6 by reference.

Joint Filing Agreement

On December 23, 2021, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached as Exhibit 22 hereto and is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 16:	Irrevocable Voting Proxy, dated March 15, 2022, made by Justin Russell, as Trustee of the Daniel Investment Trust.

Exhibit 17:	Irrevocable Voting Proxy, dated March 15, 2022, made by Kenneth Blatt.

Exhibit 18:	Irrevocable Voting Proxy, dated March 15, 2022, made by Justin Russell, as Trustee of the Joseph Investment Trust.

Exhibit 19:	Irrevocable Voting Proxy, dated March 15, 2022, made by Justin Russell, as Trustee of the Joseph I GRAT.

Exhibit 20:	Irrevocable Voting Proxy, dated March 15, 2022, made by Justin Russell, as Trustee of the Joseph II GRAT.

Exhibit 21:	Irrevocable Voting Proxy, dated March 15, 2022, made by Bryan J. Pascual as Trustee of the BJP Revocable Trust.

Exhibit 22:	Joint Filing Agreement, dated December 23, 2021, as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2022

STAMMTISCH INVESTMENTS LLC

	By:	/s/ Paul B. Prager
		Name:	Paul B. Prager
		Title:	President and Manager

PAUL B. PRAGER

/s/ Paul B. Prager

BAYSHORE CAPITAL LLC

	By:	/s/ Bryan Pascual
		Name:	Bryan Pascual
		Title:	Chief Executive Officer, President and Secretary

BRYAN PASCUAL

/s/ Bryan Pascual

LUCKY LIEFERN, LLC

	By:	/s/ Paul B. Prager
		Name:	Paul B. Prager
		Title:	Managing Member

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).